7-1-02

02048556

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

Press Release

ENEL CONCLUDES THE NECESSARY PROCEDURES FOR THE SALE OF EUROGEN TO THE EDIPOWER CONSORTIUM

Rome, May 31, 2002 – Enel and the Edipower consortium concluded today the necessary procedures for the transfer of ownership of Eurogen, the second generation company to be sold by Enel, which was assigned through a competitive auction which ended on March 17, 2002.

The Edipower consortium paid the sum established for the sale of Eurogen, 3.057 billion euros, to which the repayment of the intragroup debt of 751 million euros must be added.

The European Commission cleared the transaction on May 3, 2002.

Enel

Hitachi Metals, Ltd.

Press Release

ELETTROAMBIENTE AND HITACHI METALS HAVE SIGNED A COOPERATION AGREEMENT TO DEVELOP THE PLASMA TORCH TECHNOLOGY FOR WASTE-TO-ENERGY PLANTS

Rome, June 25, 2002 – Paride De Masi, Chief Executive Officer of ElettroAmbiente (Enel Group), and Tetsuo Kai, Managing Director of Hitachi Metals, have signed in Tokyo a cooperation agreement in order to develop the plasma technology for waste-to-energy plants.

The cooperation agreement between ElettroAmbiente and Hitachi Metals foresees the exchange of the technical information and reciprocal assistance. In particular, the companies will support each other in order to develop new projects together with Westinghouse Plasma Corp. U.S.A., the torch supplier.

Plasma torches destroy, at high temperatures, the organic component of waste, producing a clean synthetic gas suitable for the production of electricity. The inorganic component of waste becomes a vitrified solid residue, suitable for civil applications. This technology allows to safely dispose of municipal, industrial and special waste and to utilize biomasses with a process that ensures the absence of toxic and harmful emissions. The production of electricity utilizing plasma torches is the best solution in terms of efficiency and environmental balance.

ElettroAmbiente is the Enel Group company that operates in the waste-to-energy field and in the management of biomass and biogas plants. It promotes innovative technologies with very low environmental impact.

Hitachi Metals Ltd, a Japanese company operating in the waste disposal sector, has considerable experience in the design, construction and operation of municipal waste-to-energy plants, in particular ones utilizing the plasma technology.

Enel

__Press Release__

ENEL: THE BOARD OF DIRECTORS APPOINTS THE NEW MEMBERS OF THE COMPENSATION COMMITTEE AND THE AUDIT COMMITTEE

Rome, June 26, 2002 – The Board of Directors of Enel S.p.A. met today under the chairmanship of Piero Gnudi and saw to the reconstitution of the Compensation Committee and the Internal Audit Committee, as called for by the Code of Self-discipline for listed companies.

The appointees to the Compensation Committee were Francesco Taranto (who will act as coordinator), Mauro Miccio and Fernando Napolitano. The Audit Committee appointees were Piero Gnudi (who will act as coordinator), Franco Morganti and Gianfranco Tosi.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: July 10, 2002